

Viveka
When the student is ready
The teacher will appear

Katja Kempe · 2nd in





Viveka

Connecting companies & individuals to industry leading coaches, mentors & speakers

Los Angeles Metropolitan Area · 500+ connections ·

Contact info

Featured



We are thrilled to be featured in Yahoo Finance in '21 Founders changing the way...

WE DO BUSINESS IN 2021

21 Founders Changing The Way We Do Business in 2021

finance.yahoo.com • 23 min read



7



We are thrilled to be featured in Yahoo Finance in '21 Founders changing the way...



21
FOUNDERS CHANGING THE WAY WE DO BUSINESS
SECRETS TO SUCCESS
HOW TO GET FUNDING
PROFITING IN A POST COVID WORLD

61 · 20 comments

Become Corporat

YouTube

Human c

Retaining

Experience



CEO and Founder

Viveka

Jan 2017 – Present · 4 yrs 2 mos

Lo

Viveka is the world's largest platform connecting coaches, mentors and speakers to companies and individuals. We operate in over 20 countries, in a wider range of industries from finance and legal to health centres.

Contact our friendly support team at info@viveka.world for more information.

 **Viveka | World's Largest Coaching...**

 **Viveka**



Female Entrepreneur of the Year

StartCon.com

Nov 2018 – Present · 2 yrs 4 mos

Sydney, Australia

StartCon is Australia's Largest Conference for Entrepreneurs, Startups, Marketers, and Growth & Innovation Teams at Corporates.



COO Australia

JONES DAY®

Jan 2016 – Oct 2016 · 10 mos

Sydney, Australia

Jones Day, a global law firm with more than 2,500 lawyers in 43 offices on 5 continents, is distinguished by a singular tradition of client service.



Global Strategy Manager

Herbert Smith Freehills

Jun 2010 – Dec 2015 · 5 yrs 7 mos
Sydney, Australia

Herbert Smith Freehills is one of the world's leading professional services businesses, bringing together the best people across our 26 offices, to meet all your legal services needs globally.

Business Consultant

Incite Management Group Pty Ltd

Oct 2009 – Jun 2010 · 9 mos
Sydney, Australia

Show 2 more experiences ⌄

Licenses & certifications



Female Entrepreneur of the Year 2018

StartCon.com

Issued Jan 2018 · No Expiration Date

See credential

Master of International Business

Macquarie University
Issued Nov 2008 · No Expiration Date

Bachelor of Honours Business Administration

Munich University of Applied Sciences
Issued Sep 2006 · No Expiration Date



